UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 17, 2008

Veridigm, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-30536	22-3530573
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17383 Sunset Boulevard, Pacific Palisades, CA	90272
(Address)	(Zip Code)

Registrant's telephone number, including area code: 1 888 646 5677

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 – Changes in Registrant's Certifying Accountant

New Independent Accountant

The Company has re-engaged Michael F. Albanese CPA as the principal independent accountant for the Company. The appointment of Mr. Albanese was negotiated and unanimously approved by the board of directors of the Company.

Item 9.01 Financial Statements and Exhibits.

Exhibit 99.1 – Press release, March 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 17, 2008

Veridigm, Inc.

/s/ Gary P. Freeman

_____

Gary P. Freeman
President and CFO

EXHIBIT 99.1

VERIDIGM INC., RETAINS PRIOR AUDITOR.

THE COMPANY EXTENDS EX-DIVIDEND & SETS REVISED RECORD DATE

Monday, March 17, 2008 - Pacific Palisades. CA —Veridigm, Inc. (VRDG - OTC Bulletin Board). Veridigm management is pleased to announce the re- hiring of Michael F. Albanese, CPA to serve as the Company independent auditor. Mr. Albanese is registered with PCAOB.

The Company announced an 18.5% stock dividend on 3/12/2008, with an ex-dividend date of March 31st 2008. The Board has elected to extend the ex dividend date to 5/23/2008. The Company has updated its equity structure as follows:

- *Equity authorized 510,000,000. (*reserved 250,000,000)*
- *10,000,000 of 510,000,000 is authorized and reserved as preferred shares.*
- *There are 2,142,000 preferred shares issued and outstanding.*
- *Each preferred share votes one hundred common shares. The preferred shares are convertible after the appropriate restriction period has elapsed at a ratio of ten to one.*
- *The Company uses the fully diluted equity for all voting calculations.*
- *The Company maintains the ledger *reserve account of 250,000,000 shares within the authorized to maintain integrity of the fully diluted voting capacity.*
- *There are 5,552,171 shares of Veridigm Inc., common stock issued and outstanding. 467,244 and 5,000,000 are common restricted shares issued and held only in ledger or certificate form for the benefit of officers, directors and affiliated shareholders.*
- *Approximately 0.79% of the issued and outstanding common shares trades as free trading shares*.

Forward-Looking Statement: The statements in the press release that relate to the Company's expectations with regard to the future impact on the Company's results from acquisitions or actions in development are forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements in this document may also contain 'forward- looking statements' within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this press release, the words 'anticipate,' 'believe,' 'estimate,' 'may,' 'intend,' 'expect' and similar expressions identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in such statements. Such risks, uncertainties, and factors include, but are not limited to, future capital needs, changes, and delays in product development plans and schedules, or market acceptance

SOURCE Veridigm Inc.

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